NLP, AI and ML Assisted Systematic Literature Review



Researchers regularly investigate the known literature to see what it will inform them about their latest research topics. First practiced by biomedical researchers, this process of knowledge extraction and synthesis is known as a systematic literature review and is considered the best available evidence because it considers all of the available evidence to inform decision makers.

The Problem: "Systematic Literature Review is Broken to the Power of n"

❯ Domain experts can no longer read all of the research literature within their area of expertise

❯ Researchers are not in control of how much literature is published about their research topic

❯ Millions of newly published research articles per year compounds the problem with time

$20B /year on systematic reviews

$18.6M per research university

$16.7M per top pharma company

2-7 Researchers

12-24 months

$141K in labor costs

Conducting a systematic literature review by hand costs a team many months of tedious work to extract and synthesize relevant data.

The Solution: Rayyan: Intelligent Systematic Reviews



Rayyan is a feature-rich, cloud-based SaaS, team collaboration systematic review tool with an intuitive user interface and an NLP, AI, and ML enhanced workflow that allows distributed teams, remote workers, and mobile users the speed, efficiency and accuracy they desire to complete their reviews in less than half the time and with better results.

✔ Consistently ranked #1 in numerous independent 3rd party studies

100K+	FROM 180+	REPRESENTING 14K+	29K+
USERS	COUNTRIES	ORGANIZATIONS	MOBILE APP DOWNLOADS



95,000

50,000

20,000

Jan-19   Jan-20   Jan-21

Registered Users

150+
NEW USERS PER DAY
BY WORD OF MOUTH

200M+
ARTICLES REVIEWED

225K+
REVIEWS STARTED

50%
MONTHLY
ACTIVE USERS

98%
USER RETENTION

1,000+
POSITIVE TESTIMONIALS

Rayyan Systems Inc
1 Broadway, 14th FL, Cambridge MA 02142, USA / https://rayyan.ai

Contact
Robert Ayan, CEO







NLP, AI and ML Assisted Systematic Literature Review

The Opportunity: $50M+ ARR Product-Led Freemium Business in 5 Years at $15 ARPU

TARGETING THE BIOMEDICAL AND ACADEMIC RESEARCH COMMUNITIES

$45B

SPENT ON ACADEMIC BIOMEDICAL RESEARCH ANNUALLY

TAM
60-75+ million researchers
SAM
20+ million
SOM
10 million

100x

USER GROWTH OPPORTUNITY

$50M

ARR BUSINESS WITHIN 5-YEARS

277,000+

PAID SUBSCRIBER TARGET

CAC

TBD

$15+

MONTHLY TARGET ARPU

DISCLAIMER: THESE PROJECTIONS CANNOT BE GUARANTEED

The Company: Cambridge, MA based Rayyan Systems Inc is currently Pre-Revenue

ACTIVE PARTNERSHIP DISCUSSIONS

IP license:	Qatar Computing & Research Institute (QCRI)	License, Shareholder
Investors:	QSTP Technology Venture Fund	$500K
Counsel:	Latham & Watkins	Retained
Banking:	Silicon Valley Bank	Established
Development:	KiwiTech	NDA, Term Sheet, SoW
Cloud:	Google Cloud Startup Program	$100K in-kind

Ask: The company is seeking an additional $2M to offer its first commercial release, achieve first revenues, scale users at least 10x, and utilize a product led strategy to become the market leader.

Vision: Maximize value for the long term by providing affordable tools to accelerate scientific discovery among the largest segments of researchers and becoming the largest community of practice where value is created and exchanged.

Rayyan Systems Inc
1 Broadway, 14th FL, Cambridge MA 02142, USA / https://rayyan.ai

Contact
Robert Ayan, CEO